City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

October 18, 2016

VIA EDGAR
Katelyn Donovan
Office of Financial Services
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: City Holding Company
Registration Statement on Form S-3
Filed October 18, 2016
File Number 333- 213892

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, City Holding Company, a West Virginia corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on October 20, 2016, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Christian Gonzalez, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (614) 628-6921 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

City Holding Company
By: /s/ David L. Bumgarner
Name: David L. Bumgarner
Title: Chief Financial Officer